Filed by East Penn Financial Corporation
              Pursuant to Rule 425 under the Securities Act of 1933, as amended.
                                                 Subject Company: East Penn Bank
                                              Commission File Number: 333-103673



[LETTERHEAD EAST PENN BANK]

May 5, 2003

Dear Shareholder:

     We recently mailed proxy materials to you in connection with our upcoming Annual Meeting of Shareholders to be held on May 22, 2003. According to our latest records, we have not yet received your proxy card.

     The business of the meeting includes a proposal for the "approval and adoption of the Plan of reorganization and Plan of merger between East Penn Bank, East Penn Interim Bank and East Penn Financial Corporation" that requires the approval of 75% of the outstanding common shares. Therefore, to avoid any costly delays or adjournments, it is very important that your shares be represented at our Annual Meeting.

     Please take a moment to VOTE your shares by signing, dating and mailing the enclosed proxy card in the return envelope provided.

Your cooperation and continued support are very much appreciated.

Sincerely,

/S/Brent L. Peters
-------------------------------------
Brent L. Peters
President and Chief Executive Officer




          731 Chestnut Street, P.O. Box 869, Emmaus, Pennsylvania 18049
                         610-965-5959 Fax: 610-967-3940